Exhibit 6.2

ANGEL STUDIOS 001, INC.

Distribution Agreement

ANGEL STUDIOS 001, Inc., is a Delaware corporation (“We,” “Us,” or “Angel”) in the business of distributing video series and motion pictures that amplify light.  We are pleased to join with Tharos Film Distribution, LLC, a Delaware-registered limited liability company (“You” or “Creator”) to distribute your motion picture currently entitled “Bonhoeffer” (“Content”) towards that goal.  This “Agreement” sets forth the promises and commitments we’ve made to each other to enable that joint enterprise.  It is made up of three parts (the “Agreement Documents”):

A.	“The Deal Terms” which lay out all the basics of our joint enterprise; followed by

B.	“The Standard Terms and Conditions” (or “ST&C”) that go more into the legal nitty-gritty of it all (Exhibit A); and finally,

C.	“The Content Specifications & Delivery Requirements” which contain all the particulars of the Content and a comprehensive list of each element that must be created and delivered to fully facilitate our joint enterprise (Exhibit B).

This Agreement is dated as of September 9, 2024 and supersedes the Distribution Agreement between Angel Studios Inc. and You dated as of November 6, 2023 (the “Original Agreement”).

THE DEAL TERMS

1.	CONTINGENCIES: As a prerequisite to this Agreement taking effect: (1) Angel needs to review and approve the legal chain-of-title to the Content (more on this in Paragraph 1 of the ST&C); (2) Angel and its production financing partner, Angel Acceleration Fund (“AAF”) need to review and approve Creator’s Operating Agreement; (3) Creator must submit a “Torch” of between 5 and 15 minutes to the Angel Guild and the Torch must receive a passing score, both of which We agree have been done; and (4) both parties must sign this Agreement.

2.	RIGHTS: We begin with the basics. You agree to grant Us:

a.	Media: The specific rights listed in Paragraph 2 of the ST&C on an exclusive basis (“Angel Rights”).

b.	The Territory: Throughout the world, in all languages (the “Territory”).

c.	The Term: For the period commencing on the execution of this Agreement and continuing into perpetuity (the “Term”).

d.	EP Credits: Up to two (2) executive producer credits for Angel or Angel-affiliated executives in the Content’s main titles. Names to be provided by Angel. If Angel provides one name, the credit will be on a single card; if two, on a shared card.

3.	MARKETING & DISTRIBUTION: We promise to use our reasonable best efforts to market and distribute your Content in a manner intended to maximize potential revenues, facilitated by the following back-and-forth between us:

a.	Access to Marketing Assets: You will make available to Us “Behind-the-Scenes Footage” on a timely basis as well as any other creative marketing assets You have or may have access to related to the Content.

b.	Meaningful Consultation and Collaboration: We will regularly and meaningfully consult with You regarding all our marketing and distribution activities, theatrical and post-theatrical, in both domestic and foreign markets. This will include sharing our monthly marketing and distribution plans (e.g., streaming platforms, timing, and windows) and projected expenses, including but not limited to the Theatrical Marketing Cap, additional marketing expenses, and the Bonhoeffer Marketing Cap. The consultation and collaboration includes integrating suggestions and recommendations You may propose to such plans and expenses within ten business days after receipt after giving due consideration to such proposed changes, provided any conflict or disagreement shall be settled in Angel’s sole discretion. Notwithstanding the foregoing consultation and collaboration, Tharos shall have joint approval of i) the Brand Guide for the Content; ii) the primary trailers; iii) primary television ads; and iv) theatrical one sheets. Following the domestic theatrical run, Angel anticipates following a traditional “windowing” strategy to maximize revenue opportunities with major streamers; to keep you apprised, we will meet at least quarterly for the first two years (and at least annually thereafter) to discuss post-theatrical marketing and distribution activities and the Bonhoeffer Marketing Cap, which, in addition to being capped at 25% will not result in any mark up or margin for Angel. In other words, the 25% Marketing Expenses shall be used for direct spending on promoting the Content and the Angel Rights. Our quarterly reviews will assess the ROI for the Marketing Expenses and Angel agrees to adjust spending if ROI on the Bonhoeffer Marketing Cap is not being achieved. In turn, You agree that whatever promotional activities You intend to undertake (e.g., speaking engagements at churches), will be coordinated with us. We’ll license back to You the right to use short clips of the Content (less than 5 minutes in aggregate) to assist in that promotion (“Social Media Clip Licenses”).

c.	Cross Promotion: You acknowledge that We have the right to promote other content and content creators on any streaming channel or other distribution platform on which We distribute your Content.

d.	Sub-Contracting of Services to Angel Studios, Inc.; Guild Revenue.

(i)	You acknowledge and agree that We may, and hereby are granted all rights necessary to, contract with Angel Studios, Inc. (“Studios”) so that all or a portion of Our rights and obligations under this Agreement are performed by Studios on Our behalf. You agree that We and Studios may amend or modify this or any other Services Agreement between Angel and Studios in Our sole discretion, provided that neither this Agreement nor the Services Agreement, nor any amendment or modification to the Services Agreement, shall operate to alter to Your detriment any of Your rights contained in, nor deprive You of any economic or other benefit agreed to in, the Original Agreement.

(ii)	Pursuant to the Services Agreement, and as described more fully therein, revenue generated through Guild membership fees attributable to the Content shall be split equally between Studios and Angel, after the deduction of Guild-related operating and marketing costs/expenses. Revenue attributable to the Content will be calculated based on a pro rata viewing time algorithm applied uniformly with other pictures or titles appearing on the Studios platform. Guild related costs/expenses include, for example, transaction fees, wholesale theatrical ticket costs, and a 25% Guild marketing fee. By way of example only, assume Guild revenue is $100 Million and Guild costs/expenses are $40 Million, with net Guild revenue being $60 Million. If viewership of the Content is 10% of all viewership on the Studios platform, Studios and Angel would get $3 Million each.

4.	CONSIDERATION: As payment for the Angel Rights, we’ve agreed to a revenue sharing arrangement after the recoupment of certain costs. To maximize the net revenues to be shared, the amount of deductible marketing costs will be capped as follows:

a.	Angel Revenue: Angel will report and account for all the revenues it derives from exploitation of the Angel Rights, including (but not limited to) all domestic and foreign theatrical and post-theatrical sources, all revenue owed to Angel under the Services Agreement with Studios (including Pay-It-Forward revenues, social media licensing revenues, and Angel’s share of Guild subscription fees), and sublicensing fees (collectively “Gross Angel Licensing Revenues”). From the aggregate of that revenue, Angel will deduct and share the balance as follows:

(i)	Distribution Fee: Neither Angel nor Studios nor any of their affiliates will be paid a distribution fee. Distribution fees do not include: (i) third-party participations and residuals described in Section 6 of the ST&C; or (ii) Guild revenue retained or deducted in the manner described in the Services Agreement and Paragraph 3.d. above (in the example above, the $40 Million in costs/expenses and the $3 Million share retained by Studios would not be considered a distribution fee).

(ii)	Permitted Distribution and Marketing Expenses:

1.	Angel may incur “Marketing Expenses” (as more fully defined in Paragraph 5.b. of the ST&C) of up to $6,000,000 or 25% of the projected gross theatrical box office receipts, whichever is higher (the “Theatrical Marketing Cap”). Angel may sell shares of its Series A Preferred Stock to fund the marketing/distribution of the Content. Offering expenses and amounts used to redeem the shares of Angel’s Series A Preferred shareholders are deemed to be a Permitted Distribution and Marketing Expense, and shall be the first expense deducted from Gross Angel Licensing Revenue. Any additional marketing expenses agreed upon in the Theatrical Marketing Plan and incurred by Angel will then be deducted from the Gross Angel Licensing Revenue.

2.	After the worldwide theatrical run ends, Angel may deduct up to 25% of post-theatrical Gross Angel Licensing Revenue (“The Bonhoeffer Marketing Cap”) to continue marketing the Content for the duration of the Agreement, subject to the quarterly consultation and ROI review set forth in paragraph 3(b) above.

3.	For the avoidance of doubt, the Theatrical Marketing Cap cannot be “stacked” on top of the Bonhoeffer Marketing Cap; rather, each 25% cap is tied to a phase or windows of the distribution such that the aggregate spend is capped at 25% of Gross Angel Licensing Revenues from the respective theatrical and post-theatrical windows. Like other expenses, amounts in excess of the Theatrical Marketing Cap or The Bonhoeffer Marketing Cap must be mutually approved by the parties in order to be deducted; with one exception: promotional trailer costs (“Trailer Costs”). Although Trailer Costs are among the allowable Marketing Expenses, if their inclusion causes the Marketing Cap to be exceeded, such excess will be deemed mutually approved.

4.	Notwithstanding any other provision of this Agreement to the contrary, including the foregoing paragraph regarding non-stacking of marketing caps, there will be no cap on Angel’s use of Gross Angel Licensing Revenue to pay the securities offering expenses incurred to fund the Content’s marketing and distribution, and to redeem its shares of Series A Preferred stock. The redemption terms provide for recoupment by the Series A Preferred stockholders of 100% of their investment plus a return of 20%.

(iii)	Net Revenue Share: After the deductions above are taken, the remaining net revenues (aka the “Net Licensing Revenues”) will be split as follows: First, 66.7% to Creator and 33.3% to Angel. However, 100% of Angel’s share of Guild revenue will be owed to Creator; following the example in Paragraph 3.d. above, if Angel’s share of Guild revenue is $3 Million, all $3 Million will be owed to Creator and will not be subject to the foregoing Net Revenue Share.

b.	Creator Revenue: Reciprocally, Angel hereby licenses back to You the right to utilize clips from the Content for exploitation on your social media channels and You have agreed to pay Us a share of all net revenues You may derive from exploitation of your Content on social media after the deduction of any Permitted Distribution & Marketing Expenses (not including creation costs of the Content itself) in a percentage share equal to the aggregate Net Revenue Share otherwise payable to Us pursuant to 4.a.(iii) above. Your Marketing Expenses will also be subject to the same 25% cap of the amount of such revenues. For the avoidance of doubt, Angel shall own all social channels it creates and manages for the Content.

5.	CONTENT FUNDING: You are solely responsible for all production, post-production and delivery costs related to the Content.

6.	DELIVERY: You understand and agree that for Us to effectively market and distribute the Content, it is essential that You comply with all the delivery requirements in The Content Specifications & Delivery Requirements attached as Exhibit B.

7.	NOTICES AND PAYMENTS: Here are the addresses for both:

To Creator:

[_____________________________]

[_____________________________]

[_____________________________]

Email: ________________________

To Angel:

Neal Harmon, CEO

Angel Studios, Inc.

295 West Center Street

Provo, UT 84601

Email:  legal@angel.com

8.	SPECIAL PROVISIONS:

a)	Credit: We both agree to “co-brand” the Content as follows:

i)	Attribution by Creator: Subject to 8.a.(iii) below, in all instances of attribution by Creator, it will identify the Content as an “Angel Studios Original” or an “Angel Original.”

ii)	Presentation Credit: Angel will meaningfully consult with Creator as to whether and, if so, how the branding moniker of “Angel Studios Presents” or “An Angel Original” will appear on the Content and any of its marketing materials.

iii)	Angel Non-Branding: But no matter what, Angel will have the right to withhold its brand name from any marketing and/or distribution of the Content or change the manner in which it is identified (all in its sole discretion). Creator will fully comply with any such changes and if there is no Angel branding whatsoever, the Angel Rights will then become non-exclusive to enable the Creator to license any or all of the Angel Rights to another distributor on a non-exclusive basis and derive revenues therefrom.

iv)	Pre-Existing Credits: Angel will honor all of Creator’s contractual obligations to its filmmakers, cast, and crew, including (but not limited) to obligations related to credits and likeness and biography approval rights, and Creator will timely advise Angel of all such obligations.

b)	Creative Control. Creator shall have final creative control over the Content and final cut of the released film.

c)	Pay-It-Forward: The parties agree to periodically review and mutually approve the treatment and delivery of the “Pay-it-Forward” campaign (including any perks or other incentives offered by Creator as part of any Pay-it-Forward campaign) conducted as an appeal to viewers to pay money solely to show appreciation for the Content for which there is no other reward given in return, or to pay for the Content to be distributed to others as well as to fund future episodes of the Content, if any (“PIF”). Creator agrees i) not to engage in any PIF campaigns without the consent and/or participation of Angel during and after the Term or after its termination (unless the parties agree otherwise); and ii) to use reasonable best efforts to fulfill any PIF perks or incentives offered by Creator in consultation with Angel.

d)	Release Date: The domestic theatrical release date for the Content will be in the spring, summer, or fall/Holiday season of 2024, with the actual date to be selected by Angel in its sole discretion.

e)	Minimum Location Guarantee: The Content will open domestically in at least 1200 theaters, including simultaneously in the top 20 DMAs (markets) in the United States as reported by Box Office Mojo at the time of execution of this Agreement, and in theaters in at least the following foreign territories: Europe (including Germany, the UK, France, Italy, Belgium, Ireland, and Spain), Japan, South Korea, Australia, Latin America, and India.

f)	Premiere: If The Content is accepted to the Berlin Film Festival, its screening at such festival shall at Your option be the Content’s theatrical world premiere. If Content is not accepted to Berlin Film Festival, Angel agrees to host one premiere in either New York or Los Angeles with press, step and repeats, and green room, the cost of which shall be deemed a recoupable Distribution Expense. You may also hold cast and crew screenings of the Content in the UK, Ireland, and/or Belgium.

g)	Awards: Will Angel use reasonable, best efforts to qualify and submit The Content for major industry awards, including Oscars, Golden Globes, SAG Awards, and Critics’ Choice, and undertake related activities such as placing For Your Consideration ads; provided however, that any mutually approved promotional campaigns for said awards shall be deemed a recoupable Distribution Expense, and provided further that the amount so spent shall be not less than $25,000 provided the domestic box office exceeds $25,000,000.

9.	DEFINITION OF TERMS: Words that begin with capital letters in these Deal Terms (like “Agreement” – sometimes called “terms of art”) that aren’t defined, will have the meaning given in the ST&C. But if You can’t find it there – then they’ll have the meaning commonly understood in the entertainment industry.

10.	DEAL TERMS GOVERN: If there’s any conflict between The Deal Terms and The Standard Terms and Conditions of the Agreement Documents, The Deal Terms will govern.

THAROS FILM DISTRIBUTION, LLC	ANGEL STUDIOS 001, INC.

/s/ E. Kampouris	/s/ Patrick Reilly
By: Emmanuel A. Kampouris	By: Patrick Reilly
Its: Managing Member	Its: Chief Financial Officer

Exhibit A

THE STANDARD TERMS AND CONDITIONS

The Standard Terms and Conditions (“ST&C”) of the Content Distribution Agreement, dated as of September 9, 2024 between THAROS FILM DISTRIBUTION, LLC, a Delaware-registered company (“Creator”) and ANGEL STUDIOS 001 Inc., a Delaware corporation (“Angel”).

1. CONTINGENCIES/APPROVAL OF CHAIN-OF-TITLE:  To clear the chain-of-title, Creator must establish that Creator is the sole owner of any and all literary, dramatic or musical material not otherwise within the public domain free of any claim, lien, limitation or condition of any kind.  Creator shall obtain all clearances and/or make or cause to be made any and all screenplay changes which may be necessary to obtain customary errors and omissions insurance.  As used herein, “Underlying Material” shall mean all Underlying Material that is:

a.	written or composed for use in the Content;

b.	acquired, supplied or assigned by Creator (or by any other person that produced or was associated in the production of the Content) for or in connection with the Content;

c.	included in the Content; and/or

d.	on which the Content is based in whole or in part.

2.            ANGEL RIGHTS:  Creator hereby exclusively and irrevocably grants, assigns, and licenses to Angel throughout the Term and in the Territory the sole and exclusive right, license and privilege under copyright to, and to authorize, license and sublicense others to, exhibit, distribute, release, sell copies of, dispose of, transmit, reproduce, broadcast, publicize, manufacture, publicly display, project, publicly perform, market, advertise, promote, tag and edit or cause the Content to be tagged and edited for i) skipping through the Content, ii) streaming the Content with or without sound at the user’s direction; and iii) the facility for users to tag and skip through tags at their own direction, and otherwise exploit the Content (and its plot, themes and other elements) and any and all cuts, re-cut, edited, re-edited, dubbed, re-dubbed and other versions thereof, and trailers and clips and excerpts therefrom, by any and every means, method, process, device, exhibition, distribution, exploitation, delivery and manner of transmission means now known or hereafter devised or invented, and in all markets and media now known and hereafter devised or exploited, in any and all languages (whether dubbed or subtitled or otherwise) in all linear formats, including, without limitation, (i) all forms of theatrical, (ii) all forms of non-theatrical, including without limitation all educational, industrial, hotel/motel, ships, commercial in-flight and trade distribution, (iii) all forms of television (including, without limitation, free, pay, pay per view, terrestrial, satellite, and cable, regardless of the delivery system or payment system (if any) involved, including without limitation all rights to transmit, broadcast and exhibit the Content by means of free, toll, pay, subscription and theatre (including transmission or broadcast by open or closed circuits to any theatre or other place where an admission fee is charged to view the broadcast or transmission of the Content) television, all other forms of satellite and relay television, pay-per-view television, and any and all other kinds of open or closed circuit systems), and all forms of video-on-demand (including without limitation SVOD, TVOD, AVOD, CVOD and NVOD), (iv) online/internet, digital streaming, interactive, clips, mobile (e.g., cell phones), and any and all allied and ancillary rights without reservation of any kind, as well as the exclusive right to advertise, publicize and promote any and all of the foregoing (hereinafter referred to as “Angel Rights”).

a.            Included Rights. Without limiting the generality of the foregoing definitions included in Paragraph 2. Above, the Parties agree that the “Angel Rights” include the following:

i.	Promotional Clip Rights. The exclusive right to broadcast, transmit or reproduce, separately from other portions of the Content, the visual portion, sound or music contained in the Content, or clips or excerpts as well as dramatizations or summaries of such visual portion, sound or music of the Underlying Material, or any part or combination of all or any part of the foregoing, in connection with the advertising and promotion of the Content;

ii.	Name and Likeness. The exclusive right to use the names and likenesses of the cast, and any other person who rendered services or granted rights in or for the Content, and to use the name and trademark of Creator, in and in connection with the Content and the advertising and exploitation of the Content, including Commercial Tie-in Rights, subject to reasonable and customary restrictions in written contracts with such persons that, if executed after the date hereof, have been approved in advance in writing by Angel;

iii.	Commercial Tie-ins. The exclusive right to enter into and exploit commercial tie-ins with respect to advertising and promotion of the Content. As used herein, the term “commercial tie-in” refers to a type of advertising or exploitation in which some product, service or commodity (in addition to the Content) is advertised (“Commercial Tie-in Rights”);

iv.	Merchandising Rights. The exclusive right to manufacture, sell, license, advertise, promote, furnish, supply and distribute products, by-products, services, facilities, merchandise and commodities of every nature and description, board games, items of wearing apparel, food, beverages and similar items which make reference to or are based upon or adapted from the Content or any part thereof (including the title thereof), to the extent not included in Commercial Tie-in Rights (“Merchandising Rights”) to include the following:

A.	Video Devices: All physical forms of home video or other home viewing technology now known or hereafter devised (including without limitation cassette, videodisc, DVD, HD DVD and Blu Ray (collectively, “Video Devices”); and

B.	Electronic Publishing Rights: The exclusive right to license, reproduce, use, adapt, distribute, display, perform or create derivative works based on the Content or any portion thereof (including, without limitation, video games and interactive games and devices), that are electronically read, digitized, interactive and computer-based or computer-assisted systems, devices and services in photographic, audio, video, optical, digital or interactive form or in any other form or method of copying, recording, manipulation, transmission or use thereof, whether now known or hereafter devised, the purpose of which is to allow the user to selectively display, manipulate or perform the Content, derivative material based on the Content or portions thereof, alone or in conjunction with other audio, video, photographic, digital, computer software, firmware, hardware or any other systems now known or hereafter devised (“Electronic Publishing Rights”).

v.	Derivative Productions. Provided Creator is also attached in a production capacity and has the same or substantially similar economic rights as set forth in this Agreement, Angel shall have rights to market and distribute (on substantially the same terms as set forth in this Agreement) any and all remakes, sequels, prequels, series, serials, spin-offs or other derivative based in whole or in part upon the Content in any manner, by any means, and in all media now known or hereafter created (collectively, “Derivative Productions”). Notwithstanding the foregoing, Angel agrees that Creator shall retain rights to any stage play or musical version and Angel shall have only a right of first negotiation /refusal to negotiate for the rights to such stage/musical versions.

vi.	Non-Fungible Tokens (“NFTs”). The exclusive right to exploit physical or digital objects derived from or otherwise related to the Content and any Underlying Material upon which it is based as NFTs (including the right to create new physical or digital objects as NFTs). In connection therewith, the right to tag and employ other panning and scanning requirements (including any re-sizing of the picture to conform to NFT context requirements); and

vii.	Other Rights. All other linear rights of every kind and nature whatsoever in and to the Content.

b.	Pre-Delivery Activities; Sublicenses. Creator agrees that from and after the date hereof, Angel shall have the exclusive right to (i) advertise, promote, publicize and market, and engage in other customary pre-sales and pre-release activity in the Territory with respect to, the Content (subject to Section 17.i), (ii) negotiate, enter into, administer and service distribution agreements or licenses of the Rights in the Territory (each, a “Sublicense” and, collectively, “Sublicenses”), and (iii) to deliver the Content (including creating delivery materials to the extent permitted or require hereunder), collect amounts due, and otherwise perform its obligations or enforce its rights and remedies under Sublicenses. Notwithstanding anything to the contrary contained in this Agreement, Creator agrees to honor and abide by the terms of all Sublicenses hereunder to the extent such Sublicenses do not conflict with the terms of this Agreement or with any of Creator’s preexisting agreements. Creator further agrees that it will not exercise or permit any third parties which may have a lien in and to the Content, the Rights and/or the Gross Receipts (as defined below) to exercise its rights or liens as secured parties or otherwise act in a manner which will disturb, infringe upon, interfere with, prevent or impede the full, complete, free and unencumbered exercise by any distributor or licensee of its rights under any of the Sublicenses, except as otherwise may be agreed in writing in advance by Angel.

3.            EDITING RIGHTS:  Notwithstanding anything to the contrary in this Agreement, Angel may, upon the request of a sublicensee, cut or edit the Content, or cause the Content to be cut or edited, only for (i) standards and practices compliance (airline, broadcast, and otherwise); (ii) creating commercial breaks; (iii) potential or actual legal claims; (iv) censorship compliance; (v) ratings compliance; (vi) panning and scanning requirements (including any re-sizing of the picture to conform to broadcast requirement); (vii) closed-captions materials, bonus materials and/or Angel’s own promotional reel; and (ix) subtitling and dubbing. For the avoidance of doubt, the foregoing shall not apply to the Content as theatrically exhibited or streamed.

4.            NEXT PICTURE RIGHT OF FIRST NEGOTIATION/FIRST REFUSAL: [intentionally omitted]

5.            CONSIDERATION:  All consideration set forth in Paragraph 4. Of the Deal Terms is conditioned upon the Content being produced in accordance with the requirements of this Agreement and being completely delivered on the Delivery Date.  Such consideration shall be deemed full consideration for all rights granted and services performed by Creator hereunder.  In connection with the calculation of the Net Revenue Share set forth in the Deal Terms, “Permitted Distribution & Marketing Expenses” shall include the following, subject to the Theatrical and Bonhoeffer Marketing Cap(s):

a.            “Distribution Expenses:”  All verifiable out-of-pocket distribution costs and expenses including, without limitation, manufacturing costs, production costs, translation costs, dubbing costs, insurance costs, purchase costs, distribution costs, third-party processing fees, payment processing fees, costs for providing streams, fees charged by credit card issuers, fees charged by third-party e-commerce platforms, applications (including awards applications and campaigns) and services; fees charged by resellers, costs associated with returns and warranty claims; and directly attributable personnel costs.  During the theatrical run, the majority of these expenses will be related to producing and distributing DCPs. For the avoidance of doubt, Distribution Expenses shall exclude any general overhead charge.

b.            “Marketing Expenses:” All verifiable costs, charges and expenses incurred for or in connection with advertising, promoting and publicizing the Content in any way, including, without limitation, all costs incurred directly or charged by third parties in connection with trailer production, social media promotion, audience testing, market research and directly attributable personnel costs. For the avoidance of doubt, the foregoing Expenses shall exclude any general overhead charge

6.            THIRD-PARTY OBLIGATIONS: Creator represents and warrants to Angel that it shall deliver the Content fully cleared. All third-party participations, music publishing fees, residuals, deferments, royalties, and other payments, shall be deducted from Gross Angel Licensing Revenues. Angel is responsible for and shall act as paymaster for any and all collective bargaining payments and mandated residuals payable to any party by reason of the exercise of the Angel Rights, including, without limitation, the Writers Guild of America, Directors Guild of America, Screen Actors Guild, American Federation of Musicians and IATSE, provided i) that Creator provides all relevant union or guild agreements and ii) that such payments shall be reimbursable from Gross Angel Licensing Revenues. For the avoidance of doubt, the foregoing shall also apply to all marketing or promotional materials produced by Creator and used in the release of the Content.

7.             ACCOUNTINGS/PAYMENTS:

a.	Accountings: Angel and Creator shall keep proper books and records showing its Gross Angel Licensing Revenues, Permitted Distribution & Marketing Expenses, Theatrical Marketing Cap, Bonhoeffer Marketing Cap, Trailer Costs (if any), and Net Licensing Revenues, as well as all revenue Creator derives from the exercise of its Social Media Clip Licenses during the Term (the “Records”). Angel shall pay Creator and Creator shall pay Angel, all revenues payable to the other, quarterly in the amounts payable pursuant to Paragraph 4. of the Deal Terms and deliver with the payment, statements of the Records, within forty-five (45) days after the expiration of the applicable quarter. The applicable accounting periods shall coincide with the following fiscal quarters: January through March, April through June, July through September, and October through December. Angel will account to Creator in customary manner in the Media and Entertainment industry of the United States of America - which accounting shall include a summary of distribution activities, costs, and revenues. Notwithstanding the foregoing, no accounting shall be rendered for any period in which no receipts are received, and/or no distribution activities occur.

b.	Audit Rights: Creator may, at Creator’s expense, but not more than once annually, audit those books and records of Angel that pertain to the calculation of Creator’s Consideration. Said audit shall be conducted by a certified public accountant selected by Creator, subject to Angel’s approval, which approval shall not be unreasonably withheld, during regular business hours, upon thirty (30) days’ notice, in a manner that does not interfere with Angel’s normal business activities. The auditor shall simultaneously provide a complete written copy of the audit results to Angel and Creator. If said audit uncovers an underpayment to Creator, Angel shall pay the underpayment within 60 days following receipt by Angel of the audit results if Angel agrees that the audit results are correct or, if a disagreement occurs, shall pay the undisputed amount and shall pay any remaining amount after the proper amount is determined. If any underpayment to Creator exceeds ten percent (10%) of the total for the applicable reporting period, Angel shall reimburse Creator its reasonable out-of-pocket audit costs at the same time that Angel pays the underpayment. Angel will have the same inspection of records rights outlined in this Paragraph 7. as Creator.

8.             INSURANCE:  Creator will procure and maintain, for a period of not less than 3 years following execution of this Agreement, a Media errors and omissions insurance policy (“E&O Insurance”), with coverage of not less than Five Million Dollars ($5,000,000) per claim, for the Content, insuring Angel, its parent, subsidiary and affiliated companies, the sponsors and distributors of the Content and their respective advertising agencies (collectively, the “Angel Parties”),  against any and all liability resulting from the transmission hereunder of the Content. The Media Insurance will (a) be issued by a reputable insurance carrier and rated A-/X or better in Best’s Insurance Guides, (b) name the Angel Parties as additional insureds, (c) be primary and not in excess of or contributory to any other insurance policies provided for the benefit of, or maintained by, Angel, (d) contain an express waiver of any and all rights of subrogation that the insurers may have against Angel, and (e) provide for at least thirty (30) days advance written notice to Angel of any cancellation, non-renewal or other material change thereto.  Creator’s premiums shall be reimbursable from Gross Angel Licensing Revenues (i.e., deducted as a Distribution Expense). Upon request, Creator will furnish Angel with a certificate of media liability insurance covering Angel’s authorized exhibitions and transmissions of the Content and satisfying, at a minimum, the coverage and term requirements specified above.

9.             REPRESENTATIONS & WARRANTIES:

a.	Creator and Angel each hereby represent, warrant and covenant to the other as follows: (i) It is duly incorporated or organized, validly existing and in good standing under the laws of its state or country of incorporation or organization; (ii) it has the full power, authority and ability to enter into, execute, deliver and perform all its obligations under this Agreement; (iii) this Agreement constitutes a valid and binding obligation of it enforceable in accordance with the terms hereof; and (iv) the execution, delivery and performance of this Agreement will not cause it to be in material breach of a third-party agreement which breach would jeopardize its ability to perform its obligations hereunder.

b.	Creator hereby further represents, warrants and covenants to Angel as follows: (i) The Content when delivered to Angel will be free and clear of any liens or encumbrances which would impair or interfere with Angel’s quiet enjoyment of its rights hereunder throughout the License Term and Territory; (ii) The Content is not in the public domain and will not violate or infringe any applicable law or regulation (iii) Creator has obtained all rights, permissions, releases and licenses (including all music master and synchronization licenses) required to enable Angel to fully exploit and promote the Content in accordance with the terms of this Agreement; (iv) Creator shall deliver all the Delivery Elements by the Delivery Elements Due Date, including, without limitation, the E & O Insurance as required in Paragraph 8. above; (v) All third-party participations, deferments, residuals, royalties, fees and other payments shall be borne solely by Creator, as further set forth in Paragraph 6. above; and (vii) Creator will promptly undertake to secure and diligently preserve throughout the Term of this Agreement any and all necessary and proper trademarks, service marks and/or copyright registrations and renewals, in the appropriate class or classes, pertaining to the Content.

c.	Angel further represents, warrants, and covenants that: (i) Angel is and shall remain the initial and primary recipient of all gross revenues generated from exploitation of the Content as contemplated by this Agreement; and (ii) there are and shall be no agreements, understandings, or interests, whether contractual or otherwise, that would precede Creator’s share of Net Licensing Revenues as contemplated in Paragraph 4. of Deal Terms.

d.	Operating Agreement: Creator has or will provide a copy of its operating agreement which shall contain standard protective and revenue sharing provisions for its investors, none of whom are crowd investors.

10.           INDEMNITY:

a.	Each party (the “Indemnitor”) to this Agreement shall indemnify and hold harmless the other party and its parent, subsidiaries, and permitted assigns from any and all third-party actions, causes of action, losses, liability, costs, expenses, damages, judgments, third-party claims and settlements, including reasonable outside attorney’s fees, arising out of or in connection with any breach of this Agreement by the Indemnitor of any representations, warranties, undertakings, covenants or agreements of any nature by the Indemnitor in this Agreement. The Indemnitor shall pay the defense costs of the other party and its parent, subsidiaries, and permitted assigns from any and all third-party actions, causes of action, demands and claims arising out of or in connection with any breach or alleged breach of this Agreement by the Indemnitor or any representations, warranties, undertakings, covenants or agreements of any nature by the Indemnitor in this Agreement.

b.	Either party seeking indemnification under this Agreement (the “Indemnified Party”) shall give written notice to the party required to provide indemnification hereunder (the “Indemnifying Party”) and the Indemnifying Party shall promptly, at the Indemnified Party’s request, assume and diligently conduct the entire defense of any suit or action, or the making of any claim as to which indemnity may be sought hereunder, including settlements and appeals, at the Indemnifying Party’s sole cost and expense, and the Indemnifying Party shall pay and discharge any and all settlement amounts, judgments or decrees which may be rendered. The Indemnifying Party shall not, except with the written consent of the Indemnified Party, consent to entry of any judgment or administrative order or enter into any settlement that: (i) could affect the intellectual property rights or other business interest of the Indemnified Party; (ii) does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability with respect to such claim or litigation; or (iii) requires any consideration other than the payment of money by the Indemnifying Party.

c.	Each party shall promptly and timely execute any additional document(s) and take any additional action(s), at such party’s sole cost and expense, that the other party deems necessary or desirable in order for such other party to enforce and/or defend its rights under this Agreement.

d.	IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER, NOR SHALL EITHER PARTY HAVE A RIGHT AS AGAINST THE OTHER, FOR CONSEQUENTIAL, SPECIAL, INDIRECT, INCIDENTAL, OR EXEMPLARY PUNITIVE DAMAGES, HOWEVER CAUSED AND WHETHER OR NOT EITHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

11.           DEFAULT:

a.	Creator shall be in default if Creator breaches any term, covenant, or condition of this Agreement. Angel shall give Creator written notice of any claimed default and if the default is capable of cure, then Creator shall have thirty (30) days after its receipt to cure any default. Such written notice must be delivered to Creator via only the approved means of notification identified in Paragraph 15 below, and must explicitly contain the following information: (i) the exact nature of the claimed failure, (ii) a statement that the writing constitutes a “formal notice of default”, and (iii) the date in which the failure must be remedied. If the default is incapable of cure, or if Creator fails to cure within the time provided, then Angel, may terminate this Agreement. Without limiting the foregoing, in the event Creator is in breach of the representations and warranties given in Paragraph 9, Angel shall have the right to terminate this Agreement and Creator shall be required to immediately reimburse Angel for all of its actual out-of-pocket costs and expenses incurred in connection with the Content.

b.	No failure by Angel to fulfill any of its obligations hereunder shall constitute a breach of this Agreement by Angel unless and until the Creator has provided Angel with written notice specifying such failure(s) and Angel has failed to cure such failure within thirty (30) days after receipt of such notice. Such written notice by Creator to Angel must be delivered to Angel via only the approved means of notification identified in Paragraph 15 below, and must explicitly contain the following information: (i) the exact nature of the claimed failure, (ii) a statement that the writing constitutes a “formal notice of default”, and (iii) the date in which the failure must be remedied according to the terms of this Paragraph 11 b. In the event of any dispute relating to the subject matter of this Agreement, Creator will be limited to its remedies at law for monetary damages, if any, actually sustained by Creator. In no event will Creator be entitled by reason of breach or default to revoke, terminate, or rescind or alter this Agreement or to enjoin or restrain Angel’s distribution or advertising of the Content or Angel’s exploitation of the Angel’s Rights, or to seek, accept, apply for or obtain any equitable remedies whatsoever against Angel.

12.           ASSIGNABILITY:  Angel shall have the right to assign, transfer, delegate, license, sublicense, and/or convey this Agreement, and/or any of its rights, licenses, privileges, and/or obligations hereunder, in whole or in part, to any person and/or entity in its sole discretion. Creator shall not assign its rights and/or delegate its duties hereunder without the express written consent of Angel. Notwithstanding the foregoing and only in the event the Date of Accepted Delivery has occurred, Creator may assign the right to receive payments under this Agreement to up to one additional payee upon timely written notice to Angel, pursuant to a customary ‘direction to pay’ letter to be provided by Angel and signed by an authorized officer of Creator.

13.           TERMINATION:  This paragraph and paragraphs 9, 10, 11, 16 and 17 of these ST&Cs shall survive any termination or expiration of this Agreement.  Notwithstanding anything to the contrary contained herein, in the event of Angel’s termination of this Agreement for any reason, Creator shall not exercise (or authorize the exercise of) “pay-it-forward” style distribution (i.e., the consumer is granted access to the content without charge but is solicited to pay a fee for his own viewing or the viewing of others) in VOD or SVOD with any party other than Angel. Creator and Angel acknowledge and agree that the foregoing covenant is a material inducement for Angel to enter into this Agreement. Except as expressly set forth above in the sole case of an uncured material breach by Angel, the foregoing covenant shall survive termination or expiration of this Agreement and shall continue without limitation as to time and shall bind Creator and Creator’s successors and assigns.

14.           RESERVED/INTENTIONALLY DELETED.

15.           NOTICES AND APPROVALS: Any notice hereunder must be in writing and shall be deemed given and received (except for notice of change of address which shall be deemed given and received only upon receipt thereof): (a) on the date of personal delivery; (b) on the third business day following the day of mailing by pre-paid certified mail (return receipt requested); (c) on the day of transmission by facsimile with written confirmation; (d) in the case of Accounting Statements only, by regular mail on the postmarked date or via email; or (e) on the next business day following the day of shipment via a nationally recognized overnight courier service with signature of confirmation of receipt, as the case may be, to the party to be notified at the addresses set forth in Paragraph 7. of the Deal Terms.

16.           INTELLECTUAL PROPERTY DEFINITION IN BANKRUPTCY: In the event of a bankruptcy by Creator, including without limitation, a petition or bankruptcy court shall be filed by or against Creator, or If Creator shall be judged insolvent by any court or if a trustee or a receiver of any property of Creator shall be appointed in any suit or proceeding by or against Creator, or if Creator shall make an assignment for the benefit of creditors or shall take the benefit of any bankruptcy or insolvency act, or if Creator shall liquidate its business for any cause whatsoever, Creator acknowledges and agrees that the licensed rights hereunder are fundamentally in the nature of "intellectual property" as defined in the Title 11 of the United States Code entitled "Bankruptcy", as now or hereafter In effect, or any successor statute (the "Bankruptcy Code"), that all licensed rights are fundamental to the basic license hereunder; and therefore all licensed rights should be deemed intellectual property subject to Section 365(n)(1)(B) of the Bankruptcy Code. Creator agrees that the definition of "intellectual property" In Title 11 of the United States Code shall also include trademark and service marks, as trademarks and service marks are inextricably linked to other intellectual property rights granted under this Agreement.

17.           MISCELLANEOUS:

a.	Integration and Amendments: This Agreement constitutes the entire understanding of the Parties, and revokes and supersedes all prior agreements (whether written or oral, express or implied) between the Parties relating to the Content. This Agreement shall not be modified or amended except in writing signed by the Parties and specifically referring to this Agreement. This Agreement may not be amended by course of conduct or oral agreement. This Agreement shall take precedence over any other documents that may be in conflict herewith.

b.	Advertising Materials: Creator hereby grants to Angel a limited, exclusive, non-transferrable, royalty-free license to use the Creator Marks in Angel’s marketing materials, and Creator agrees that Angel may indicate in such materials that the parties have entered into a license agreement pertaining to the Content. Creator may terminate Angel’s right to use the Creator Marks, in whole or in part, by providing written notice to Angel if Angel’s usage of the Creator Marks does not adhere to Creator’s then-current written policies provided to Angel regarding the use of Creator Marks.

c.	Governing Law/Jurisdiction: The interpretation, construction, validity, performance, and enforcement of this Agreement shall be governed in accordance with the laws of the State of California, in the United States, as if performed wholly within Utah and without giving effect to the principles of conflicts of law.

d.	Construction: References in this Agreement to “Sections” and “Exhibits” are to sections and exhibits herein and hereto unless otherwise indicated. Except as specified in a particular context, the word “or” means each as well as all alternatives. All terms defined in the singular form will have comparable meanings when used in the plural form and vice versa. This Agreement shall be construed as if the Parties had equal participation in drafting it.

e.	Sublicensees: Angel shall be responsible for its sublicensees’ compliance with the terms and conditions of this Agreement as if each sublicensee were the Angel itself, including, without limitation, the accounting for and payment of all Compensation applicable to the sublicensee’s exercise of the license rights granted by this Agreement. Angel shall not grant a sublicense to any third-party except pursuant to an enforceable, written sublicense agreement consistent with the terms and conditions of this Agreement.

f.	Mediation: In the event of a dispute between the Parties, prior to commencing any litigation the Parties agree to enter into good-faith non-binding mediation with a mediator and in a location mutually selected by the parties. Each party shall pay its own costs of the mediation and the cost of the mediator shall be divided equally between the parties.

g.	Force Majeure: Notwithstanding anything herein to the contrary, neither party shall be liable to the other in damages or otherwise owing to any failure to perform hereunder, except for the payment of any fees or revenue splits, caused by circumstances beyond such party’s reasonable control, including without limitation fire; earthquake; flood; epidemic; accident; explosion; casualty; strike; lockout; labor action; riot; civil disobedience; act of a public enemy; embargo; war; declared disaster; act of God or force majeure; application of municipal, state or federal ordinance or law; act of a legally constituted executive authority, whether municipal, state of federal; or the issuance of any executive order. In no event, however, shall inclement weather be deemed or constitute an event of force majeure for any purpose of this Agreement.

h.	Confidentiality: Each Party, on behalf of itself and its Affiliates, agrees not to disclose the terms or conditions of this Agreement to any third-party without the prior consent of the other party. These confidentiality obligations are subject to the following exception: (i) disclosure is permissible if to investors, financial advisors, accountants, and attorneys; and (ii) disclosure is permissible if required by the government, court order, or subpoena, if required by law or if required to enforce rights under this Agreement; provided the Party required to disclose first gives the other Party sufficient prior notice to enable the non-disclosing Party to seek a protective order, and reasonable steps are taken to maintain the confidentiality of this Agreement.

i.	Publicity: Until the date on which our first jointly approved press release is issued, which is expected to be sometime before the first trailer run, as a material obligation of this Agreement, neither party will use the other party’s names, brands, service marks or trademarks, or directly or indirectly reference or identify the other party, its products or services, or this Agreement, in any press release, advertising, case study or other public announcement, without such other party’s prior written consent in each instance.

j.	Successors and Assigns: This Agreement shall be binding on and shall inure to the benefit of the Parties and their Affiliates, successors, and assigns. Nothing in this Agreement, express or implied, is intended to confer any rights or remedies hereunder on any person other than the Angel or the Creator, their respective Affiliates, and their respective successors and permitted assigns. No assignment of this Agreement or any of a Party’s rights and obligations hereunder shall be binding on either of the Parties without the written consent of the non-assigning Party.

k.	Waiver: No waiver by either Party of any default hereunder shall be deemed as a waiver of any prior or subsequent default of the same or other provisions of this Agreement. A waiver shall only be valid if in writing.

l.	Severability: If any provision of this Agreement, or the application of such provision to any person or party, in general or the circumstances, is determined to be invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, that invalidity, illegality, or unenforceability will not affect any other provision of this Agreement, and this Agreement will remain in full force and effect and be legally effective as if that illegal, invalid, or unenforceable provision were not a part of this Agreement.

m.	Relationship of Parties: Nothing in this Agreement shall be construed to create among the Parties a partnership, joint venture, or principal and agent relationship, or to impose upon either Party any obligation for any loss, debt, or other obligation incurred by the other Party except as expressly set forth herein.

n.	Signatures and Counterparts: Execution of the Agreement may be delivered via facsimile or email transmission as a PDF, each of which shall be deemed an original hereof. This Agreement shall not be binding until executed by both parties. This Agreement may be executed in two or more counterparts, each of which is deemed an original but all of which together constitute one and the same instrument.

Exhibit B

THE CONTENT SPECIFICATIONS AND DELIVERY REQUIREMENTS

https://angelstudios.notion.site/Angel-Originals-Creator-Production-and-Spec-Sheet-16cdd46d6a9c43ef8823e878f64e2200

BASIC LEGAL DELIVERABLES (Angel reserves the right to request additional documentation as needed to effectuate its distribution rights in and to the Content).

1)	A copy of the insurance application, a copy of the full policy and a copy of the current certificate of occurrence based producer’s liability (errors and omissions) insurance policy, with an insurance carrier approved by Distributor, inclusive of title and music coverage and without any non-standard exclusions with three year coverage, along with a prior acts endorsement (if not already part of the policy), with liability limits of not less than $3,000,000 for each occurrence and $5,000,000 in the aggregate, with a deductible not to exceed $25,000 per occurrence, plus, if requested by Distributor, a “Term of Contract Endorsement” (also known as a “Rights Period Endorsement”) for the length of the Term. Creator shall deliver to Distributor a certificate of such insurance and endorsement, in a form acceptable to Distributor, naming as additional insured’s thereunder the additional insureds specified in the Agreement. Creator shall be responsible for all deductibles and retentions under the policy. The policy shall cover all aspects of the Picture and any and all materials relating thereto (including all underlying material with respect thereto, all behind-the-scene footage, “making of” documentaries, bloopers, EPK’s, and DVD bonus materials), all trims and outtakes, as well as the title of the Picture, the music therein, and the distribution/release of the Picture on video cassettes, tapes, discs and future technology) and each endorsement to this effect shall be delivered. The policy shall include a provision that the policy shall be primary and not contributory to any other insurance provided for the benefit of or by any additional insured. The policy shall be on a per-claim basis and shall be issued from a reputable company. The insurance carrier shall agree to name any other person and/or entity as an additional insured, at no additional cost, and provide a certificate of insurance and additional insured endorsement with respect thereto, as requested by Distributor throughout the policy term. If the Picture is based on (or inspired by) a true story and/or true event(s), the true-life components shall be covered under the policy and documentation to this effect shall be delivered.

2)	Licensor shall submit to Distributor complete and accurate copies of all documents comprising the full and complete chain of title for the Picture complete and sufficient to grant the rights to Distributor hereunder in form and substance satisfactory to Distributor, which satisfaction will not be arbitrarily withheld, including, without limitation, receipt by Distributor of all necessary releases, assignments, supporting agreements and documentation required by Distributor

3)	Title and copyright reports – Licensor shall submit to Distributor the following reports and opinions: (i) a current (i.e. within sixty (60) days of the delivery date) U.S. copyright report from a reputable service (e.g. Thomsen CompuMark or IP Innovations), and (ii) a current (i.e. within sixty (60) days of the delivery date) title report (from a reputable service (e.g. Thomsen CompuMark or IP Innovations) and opinion of counsel indicating that the title “__________” is cleared for use as the title of the Picture.

4)	If SAG-AFTRA production – copy of SAG-AFTRA final cast list in the format approved by SAG-AFTRA. If DGA production – copies of DGA form deal memos for all DGA personnel. If WGA production – copies of all writer agreements and the WGA final credit determination letter for the Picture and proof of payment of script publication fee. If IATSE-- copies of IATSE form deal memos for all IATSE personnel.

5)	Copyright Registration:

a)	One certificate of United States copyright registration for the screenplay. If the certificate has not been returned from the Library of Congress, Licensor shall deliver a copy of the filed application and proof of payment of the registration fee. Licensor shall deliver one copy of the Certificate of Copyright Registration for the screenplay once registered.

b)	One certificate of United States copyright registration for the motion picture. If the stamped certificate has not been returned from the Library of Congress, Licensor shall deliver a copy of the filed application and proof of payment of the registration fee. Licensor shall deliver one copy of the Certificate of Copyright Registration for the motion picture once registered

6)	Personnel Documentation (All agreements shall include work-for-hire and/or assignment language unequivocally granting all rights to Sound of Freedom Films, LLC (“Creator”), language which prevents equitable relief (including right of termination waiver and waiver of injunctive relief) and no limitation on Creator’s rights of assignment.):

a.	List of main cast and personnel and their contact information.

b.	Copies of all agreements or other documents relating to the engagement of personnel in connection with the Picture not set forth above (including copies of the agreements for the principal cast (inclusive of any featured voices and cameo appearances) and all key personnel (e.g. director, director of photography, costume designer, production designer, editor, screenwriters (inclusive of all agreements for all rewrites), producer(s), unit production manager, 1st assistant director, 2nd assistant director, composers, music producers (if applicable), for all individuals and entities accorded credit in the billing block, etc.

All agreements for all minors appearing in the Picture shall be provided. The work permits (if applicable in the jurisdiction in which principal production took place), guardian release forms (if applicable), parental consent/inducement agreements, production permits (e.g., permit to employ minors as required in the jurisdictions in which principal production took place), the trust account documents (if applicable in the jurisdiction in which principal production took place (e.g., “Coogan Account” for U.S. productions)), etc. shall accompany all agreements for all minors. All documents shall be fully executed. Note: the employment of a minor must adhere to state, local and federal guidelines.

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